

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2022

Magen McGahee
Chief Financial Officer
Galaxy Next Generation, Inc.
285 Big A Road
Toccoa, Georgia 30577

      Re: Galaxy Next Generation, Inc.
           Registration Statement on Form S-1
           Filed November 16, 2022
           File No. 333-268416

Dear Magen McGahee:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rucha Pandit at (202) 551-6022 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Trade & Services

cc: Leslie Marlow